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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------
                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)


                                  VIASOFT, INC.
          -------------------------------------------------------------
                            (Name of Subject Company)

                              CV ACQUISITION, INC.
                              COMPUWARE CORPORATION
          -------------------------------------------------------------
                                    (Bidder)

                         COMMON STOCK, $0.001 PAR VALUE
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    237823109
          -------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                           THOMAS COSTELLO, JR., ESQ.
                              CV ACQUISITION, INC.
                              COMPUWARE CORPORATION
                           31440 NORTHWESTERN HIGHWAY
                         FARMINGTON HILLS, MI 48334-2564
                            TELEPHONE: (248) 737-7300
          -------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                   COPIES TO:
                              DONALD J. KUNZ, ESQ.
                              DAVID E. BARNES, ESQ.
                        HONIGMAN MILLER SCHWARTZ AND COHN
                          2290 FIRST NATIONAL BUILDING
                             DETROIT, MICHIGAN 48226
                            TELEPHONE: (313) 465-7454
          -------------------------------------------------------------

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         This Amendment No. 2 to the Schedule 14D-2 relates to the offer by CV
Acquisition, Inc., a Delaware corporation ("Purchaser"), to purchase all outstanding shares of Common Stock $0.001 par value, of Viasoft, Inc., a Delaware corporation (the "Company"), at $9.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal dated July 22, 1999, copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission on July 22, 1999. The purpose of this Amendment No. 2 is to amend the Schedule 14D-1 to extend the Expiration Date of the Offer to October 12, 1999. Reference is made to the press release issued by Compuware on September 20, 1999, a copy of which is filed as Exhibit (a)(10) to this Amendment No. 2 to Schedule 14D-1 and is incorporated herein by reference.


Item 11. Material to be Filed as Exhibits.

(a)(10)  Press Release issued by Compuware on September 20, 1999.






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                                    SIGNATURE


     After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

September 21, 1999


                                      CV ACQUISITION INC.


                                      By:/S/ THOMAS COSTELLO, JR.
                                         ---------------------------------------
                                      Name:  Thomas Costello, Jr.
                                      Title: Vice President, Secretary
                                             and Treasurer



                                      COMPUWARE CORPORATION


                                      By: /S/ THOMAS COSTELLO, JR.
                                          --------------------------------------
                                      Name:   Thomas Costello, Jr.
                                      Title:  Vice President, Secretary and
                                              General Counsel





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                                  EXHIBIT INDEX


     EXHIBIT
     NUMBER                             EXHIBIT NAME
  -----------    --------------------------------------------------------------
   99 (a)(10)     Text of Press Release by Compuware dated September 20, 1999.








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